December 18, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Appreciate Holdings, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-269085

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Appreciate Holdings, Inc. (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-269085), initially filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2022, together with all amendments and exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Philip T. Colton, Esq. of Winthrop & Weinstine, P.A. at (612) 604-6729.

Very truly yours,

APPRECIATE HOLDINGS, INC.

By:	/s/ Christopher Laurence
	Name:	Christopher Laurence
	Title:	Chief Executive Officer